January 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Digital Transformation Opportunities Corp.
Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of our client, Digital Transformation Opportunities Corp. (the “Company”), the Company is filing with the Securities and Exchange Commission a preliminary proxy statement relating to the Company’s special meeting (the “Proxy Statement”).

Please contact Jonathan Ko of Paul Hastings LLP, counsel to the Company, by phone at (213) 683-6188 or by email at jonathanko@paulhastings.com regarding the Proxy Statement.

Very truly yours,

Jonathan Ko
Paul Hastings LLP

cc:	Kevin Nazemi, Digital Transformation Opportunities Corp.
David Gould, American Oncology Network, LLC
David Hernand, Paul Hastings LLP
Sahand Moarefy, Paul Hastings LLP
Brian Lee, Dentons US LLP
Ilan Katz, Dentons US LLP